Filed by Epicor Software Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Commission File No.: 333-114475

Subject Company: Scala Business Solutions N.V.

Set forth below is an English translation of the entire Dutch text of an advertisement published by Epicor Software Corporation on June 10, 2004 in Amsterdam, the Netherlands.

Irvine, United States of America	Amsterdam, the Netherlands

FINAL OFFER PRICE CONCERNING PUBLIC OFFER BY EPICOR FOR

ALL OUTSTANDING SHARES IN SCALA

Further to the public announcements of May 12, 2004 concerning the start of the tender period on May 13, 2004 of the public offer (the ‘Offer’) by Epicor Software Corporation (‘Epicor’) for all issued and outstanding ordinary shares with a nominal value of EUR 0.45 each in the share capital of Scala Business Solutions N.V. (‘Scala’) and the public availability as of that date of the offering memorandum dated May 12, 2004 (the ‘Offering Memorandum’) and the prospectus dated May 10, 2004 (the ‘Prospectus’), Epicor hereby announces the final offer price.

The price offered by Epicor per Scala share was subject to an offer price adjustment mechanism described in the Offering Memorandum and the Prospectus. No adjustment will be made to the cash portion of the offer price under the aforementioned offer price adjustment mechanism, as the product of (x) the average closing price of Epicor’s common stock during the ten Nasdaq trading day period ending two full trading days prior to the expiration of the tender period of US$ 13.36 and (y) 0.1795 is greater than

US$ 1.8327.

As a result, subject to the terms and conditions described in the Offering Memorandum and the Prospectus, the final offer price for each Scala Share validly tendered into the Offer is US$ 1.8230 in cash, plus 0.1795 shares of Epicor common stock (and accompanying preferred stock purchase rights).

The tender period will expire on Friday, June 11, 2004 at 3:00 p.m. CET (subject to extension).

Restrictions

The Offer and the distribution of the Offering Memorandum, the Prospectus and any other materials relating to the Offer may in certain jurisdictions other than the Netherlands and the United States, including but not limited to, the United Kingdom, Canada, Australia and Japan, be restricted by law. The Offer is not being made, directly or indirectly, in or into, and may not be accepted from within, any jurisdiction in which the making of this Offer or the acceptance of the Offer would not be in compliance with the laws of that jurisdiction. Persons into whose possession this advertisement, the Offering Memorandum, the Prospectus and/or any other materials relating to the Offer come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities’ laws of any such jurisdiction. None of Epicor, Scala or any of their advisers accepts or assumes any responsibility or liability for any violation by any person of any such restrictions. Any person who is in any doubt as to his position in this respect should obtain the appropriate professional advice without delay.

Additional Information and Where To Find It

Epicor has filed a registration statement on Form S-4 containing a prospectus and made available as of May 13, 2004 an offering memorandum in connection with the Offer. The shareholders of Scala are urged to read these documents and other relevant materials when they become available because they contain important information about the Offer, Epicor and Scala. Investors and shareholders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s Web site at www.sec.gov. In addition, investors and shareholders may obtain free copies of the documents filed with the SEC by Epicor on Epicor’s Investor Relations page on its corporate Web site at www.epicor.com/company/investor/ or on Scala’s Investor Relations page on its corporate Web site, www.scala.net/investors/epicor/.

The Prospectus is not a prospectus as referred to in article 3 paragraph 2 sub b of the 1995 Act on the Supervision of the Dutch Securities Trade (Wet toezicht effectenverkeer 1995). The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) has granted Epicor a dispensation from the requirement pursuant to article 3 paragraph 1 of the aforementioned Act.

Scala shareholders are advised to study the Offering Memorandum and the Prospectus, including all annexes and documents incorporated by reference therein, carefully because they contain important information and to seek independent advice where appropriate in order to come to a balanced judgment with respect to the Offer.

Irvine, June 8, 2004